

PAYROLL4FREE.COM INC.

2021 Report

Dear investors,

We have had a busy year! We have been working hard on improvements to our back-end automation to reduce the workload of client tax processing, we added more states to the auto-onboarding for new clients, we set up several new partnerships that offer more value to our users (and additional revenue for us), and we were fortunate to be able to hire excellent additional staff for our support and tax teams.

However, there is still much more work to be done. Since our focus is on growing our client base before growing revenue, we are still operating at a loss and need significantly more capital to be able to implement all of our plans. Our biggest current problem (which many tell us is a good problem to have), deals with the fact that we get many more signups than we can handle. We have analyzed our onboarding procedures and can formulate better user experiences and greater efficiency for new client

We need your help!

Our investors can support us in multiple ways in order to help speed up our growth. For starters, they can tell other business owners they know about our services. They can also share with us their suggestions about feature and UI improvements that would make Payroll4Free.com even better and more competitive. If they have ideas or relationships with potential partners that would make sense for us to team up with, that would be pretty awesome. Finally, they can spread the word about our current Wefunder campaign, and submit comments about why they were excited to invest in us to encourage other potential investors.

Sincerely,

Marta Mendizabal
VP & COO

Michael Rosenberg
President & CEO

John Presti
VP & COO

Our Mission

We have found that for most small businesses payroll services are generally unaffordable, and they tend to process it in-house to save money. Unfortunately, this often leads to huge payroll tax penalties ($5+ billion assessed by the IRS in 2020). We wanted to be able to offer those 30+ million small businesses a payroll option that is affordable, reliable, and service focused, which will allow us to eventually become the #1 small business payroll service provider in the United States.

See our full profile

How did we do this year?



Report Card

B+

🙂
The Good

our revenue increased over 74% (1st half 2022 vs. 1st half of 2021)

☹️
The Bad

due to lack of capital we were unable to add additional needed staff



we have expanded automated client onboarding to more states	due to lack of capital we were unable to better automate operations
we have received top reviews in our niche from independent sites, including Forbes and Nerd Wallet	because of the above we were unable to accommodate all of the new clients who signed up for our services

2021 At a Glance

January 1 to December 31

$271,861 +29%
Revenue

-$431,231
Net Loss

IOU!

$701,107 +32%
Short Term Debt

$209,770
Raised in 2021

$31,086
Cash on Hand
As of 09/ 8/22

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$210,594
$-487,335
$271,861
$-431,231
2020
2021

Net Margin: -159% **Gross Margin: 100%** **Return on Assets: -1,695%** **Earnings per Share: -$6,160.44** **Revenue per Employee: $27,186** **Cash to Assets: 58%** **Revenue to Receivables: 8,233%** **Debt Ratio: 11,144%**

Reviewed_Statements_-_Payroll4Free.com_Inc.pdf

We ❤ Our 419 Investors

Thank You For Believing In Us

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Thank You!

From the Payroll4Free.com Inc. Team



Michael Rosenberg
President & CEO



Marta Mendizabal
VP & COO

Marta holds an MBA from NYIT and has spent over 16 years with Galaxy Hosted Software managing everything from software design to human resources and financial operations.



John Presti
VP of Client Services

John has over 35 years of payroll experience. As Operations Manager he directed the startup of Heartland Payroll and growth to 12,000 clients nationally over 12 years. He also spent 18 years with ADP.



Carol Emeruwa
Director of Payroll Tax Services

Prior to leading the Payroll4Free.com Tax Department. Carol spent 14 years as a Payroll Tax Accountant for PCC Airfoils, a large, multi-state manufacturing company.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Michael J. Rosenberg	CEO @ Payroll4Free.com	2019

Officers

OFFICER	TITLE	JOINED
Marta Mendizabal	Chief Operating Officer	2019
John Presti	Vice President	2019
Michael J. Rosenberg	President CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Carol Rosenberg	950,000 Class A Common Stock	95.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2012	$1,903,896		Other
12/2017	$113,471		Regulation Crowdfunding
01/2018	$113,471		4(a)(6)
12/2019	$95,460	Common Stock	Other
04/2020	$90,300		Other
07/2020	$199,900		Other
05/2021	$209,770		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Galaxy Hosted Software LLC	05/23/2012	$1,903,896	$1,903,896	0.0%		Yes
Wefunder Investors	12/30/2017	$113,471	$92,720	5.0%		Yes
SBA	04/08/2020	$90,300	$0	0.0%		
US SBA	07/14/2020	$199,900	$207,732	3.75%	07/16/2050	Yes

Related Party Transactions

There is a non interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. This payable is $1,739,925 for the year ended December 31, 2017. We plan to pay off the loan through income earned by the Company. Based on common ownership, Galaxy Hosted Software has provided a perpetual license to Payroll4Free.com for use of the technology developed by Galaxy at no charge. Also, Payroll4Free.com subleases office space from Galaxy without a formal agreement, and pays rent to Galaxy based on a proportion of space it occupies ($377.88 monthly). Galaxy will continue to sublease sufficient space through the end of its current lease, which ends March 31, 2021.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock (Voting)	1,000,000	1,000,000	Yes
Common Stock (Non Voting	1,000,000	69,403	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Investors face risks related to a sale of the Company or the Company's assets. As a

holder of Preferred Stock, with no voting rights, an Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the management of the Company to manage the Company in a way that maximizes value for stockholders and ensure full payment to the Company's creditors. Accordingly, the success of the Investor's investment in the Company will depend on the skill and expertise of the Company's managers. If Company management authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investors and the Company's creditors. All Investors will be required to enter into a Subscription Agreement, which by its limits the rights of holders of Shares by subjecting Investors to "drag-along" rights. Such "drag-along" rights require Investors to take certain actions if at least seventy-five (75%) percent of the shares of Class A Common Stock, which are held by the Carol and Chaim Rosenberg, both of whom are related to Mike Rosenberg, the Company's CEO, on an as-converted basis and the Company's board of directors approve a sale of the Company. If a proposed sale has the requisite support, then Investors will be required to take or refrain from taking a number of customary actions in connection therewith, including to vote in favor of the proposed transaction (if legally required), sell a certain proportion of their Shares (if applicable), execute and deliver documentation supporting the sale and refrain from exercising any dissenters' rights or rights of appraisal. Therefore, in the event of a sale of the Company, Investors may be required to sell their Shares on less than favorable terms.

We have no plans to pay cash dividends on our preferred stock. We have no plans to pay cash dividends on our preferred stock. We intend to invest future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations our Board of Directors deem relevant. Any future credit facilities or equity financing we obtain may further limit our ability to pay cash dividends on our preferred stock.

Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak: Outbreaks of epidemic, pandemic, or contagious diseases such as COVID-19, could have an adverse effect on our business, financial condition, and results of operations. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a global pandemic. While the COVID-19 outbreak may still be in relatively early stages, international stock markets have begun to reflect the uncertainty associated with the slow-down in the global economy and the reduced levels of international travel experienced since the beginning of January, large declines in oil prices and the significant decline in the Dow Industrial Average have been largely attributed to the effects of COVID-19. If COVID-19 progresses in ways that disrupts our customers' demand for our services or otherwise disrupts our operations, such disruption may materially negatively affect our operating results for 2020 and possible subsequent periods. Majority of our workforce is in Ohio and our customer base is located across the United States, and in many of those states executive orders have been signed to implement stay-at-home mandates, causing all non-essential businesses to close their offices. In response to these public health directives and orders, we have implemented work-from-home policies for certain employees. The effects of the executive order, the stay at home orders and our work-from-home policies may negatively impact productivity, disrupt our business and impact our ability to service our clients and our clients need for our services, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact us and vendors and customers business operations. Additionally, if the spread of COVID-19 limits our ability to make workers available either because they are ill or due to work from home orders, this likely would negatively affect, and may materially negatively affect, our operating results, cash flow and business.

On March 18, 2020, President Trump signed a bipartisan bill, the "Families First Coronavirus Response Act." ("FFCRA") aimed at addressing the COVID-19 pandemic. The FFCRA's effective date has been set for April 2, 2020. The FFCRA is a comprehensive emergency measure expanding nutrition and food assistance, unemployment insurance benefits, and protections for workers exposed to risks of COVID-19. Particular provisions of the FFCRA that could materially affect our operations include the a temporary, emergency expansion to the federal Family and Medical Leave Act (FMLA) and a temporary establishment of a federal paid sick leave program in response to COVID-19. Such provisions may create obligations for the Company to provide its employees with paid sick leave beyond what the Company has historically provided. Additional expenditures related to these paid sick leave obligations may materially negatively affect our operating results for 2020 and possible subsequent periods. However, we expect that some of these potential payment obligations may be offset by separate provisions of the FFCRA creating a temporary payroll tax credit for paid sick leave and paid family leave or other federal stimulus legislation, including the America CARES Act, which was signed into law on March 27, 2020.

Any resulting financial impact cannot be reasonably estimated at this time. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions taken globally to contain the COVID-19 pandemic or treat its impact, among others. Existing insurance coverage may not provide protection for all costs that may arise from all such possible events. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business. We have a substantial amount of debt. At December 31, 2019, we had liabilities related to the loan from Galaxy and our crowd funding debt financing of $1,779,107.Our substantial debt could have important consequences to investors, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, - our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired, - we must use a portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes, - we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited, - our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and - our ability to borrow additional funds or to refinance debt may be limited.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

Data Security and Privacy Leaks: The Company collects, uses, and retains increasingly large amounts of highly-sensitive personal information about its clients, employees of clients, and its employees, including: bank account numbers, credit card numbers, social security numbers, tax return information, health care information, retirement account information, payroll information, system and network passwords, and other sensitive personal and business information. At the same time, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. Vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to the security of the Company's systems and networks, and the confidentiality, availability, and integrity of the Company's data.

The security of the Company's IT infrastructure is an important consideration in the Company's clients' purchasing decisions. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, are increasingly more complex and sophisticated, and may be difficult to detect for long periods of time, the Company may be unable or fail to anticipate these techniques or implement adequate or timely preventative or responsive measures. The Company may be required to invest significant additional resources to comply with evolving cybersecurity regulations, to modify and enhance its information security and controls, and to investigate and remediate any security vulnerabilities. While the Company has security systems and IT infrastructure in place designed to detect and protect against unauthorized access to such information; if its security measures are breached, the Company could be substantially harmed and incur significant liabilities. Any such breach or unauthorized access could negatively affect the Company's ability to attract new clients, cause existing clients to terminate their agreements, result in reputational damage, and subject the Company to lawsuits, regulatory fines, or other actions or liabilities which could materially and adversely affect the Company's business and operating results. Third parties, including vendors that provide services for the Company's operations, could also be a source of security risk in the event of a failure of their own security systems and infrastructure.

The Company could be subject to reduced revenues, increased costs, liability claims or harm to its competitive position as a result of cyberattacks, security vulnerabilities or Internet disruptions. The Company relies upon information technology ("IT") networks, cloud-based platforms and systems to process, transmit, and store electronic information, and to support a variety of business processes. Cyberattacks and security threats are a risk to the Company's business and reputation. A privacy or IT security breach could have a material adverse effect on the Company's business.

The Company's reputation, results of operations, or financial condition may be adversely impacted if it fails to comply with data privacy laws and regulations. The Company's services may require the storage and transmission of proprietary and confidential information of its clients and their employees, including personal or identifying information, as well as their financial and payroll data. These services are subject to various complex government laws and regulations on the federal, state, and local levels, including those governing personal privacy. For example, the Company is subject to rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act of 1993, the ACA, federal and state labor and employment laws, and state data breach notification laws. Failure to comply with such laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on its results of operations or its financial condition. The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules or regulations, and/or future enforcement actions or investigations could have a materially adverse impact on the Company through increased costs or restrictions on the Company's business and noncompliance could result in regulatory penalties and significant legal liability.

The Company's business and reputation may be adversely impacted if it fails to comply with U.S. laws and regulations. The Company's services are subject to various laws and regulations, including, but not limited to, the Affordable Care Act ("ACA") and anti-money laundering rules. Uncertainty regarding the potential future modifications of existing laws and regulations can adversely affect business. There is uncertainty regarding the potential future evolution and modification of the ACA. Failure to update services to comply with modified or new legislation in the area of health care reform as well as failure to educate and assist clients regarding this legislation could adversely impact the Company's business reputation and negatively impact its client base. Failure to comply with laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on the Company's results of operations or financial condition. The Company has policies and procedures to monitor compliance with U.S. laws and regulations throughout the business.

The Company's services may be adversely impacted by changes in government regulations and policies. Many of the Company's services are designed according to government regulations that change. Changes in regulations could affect the extent and type of benefits employers are required, or may choose, to provide employees or the amount and type of taxes employers and employees are required to pay. Such changes could reduce or eliminate the need for some of the Company's services and substantially decrease revenue. Added requirements could also increase the cost of doing business. Failure to educate and assist clients regarding new or revised legislation that impacts them could have an adverse impact on the Company's reputation. Failure to modify services in a timely fashion in response to regulatory changes could have a material adverse effect on the Company's business and results of operations.

Investors face risks related to transactions with related parties. Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Company's managers will use good faith judgment as to the Company's best interests. The Company may engage in transactions with shareholders, affiliates, subsidiaries or other related parties, which may be on terms, which are not at arm's length, but will be in all cases consistent with the duties of Company management to the Company's stockholders. For example, the Company has obligations relating to a non-interest bearing note payable to an affiliate of the Company (described in more detail above). The Company believes that the terms of this loan comply with all relevant laws and regulations. By acquiring an interest in the Company, Investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest.

The Company may engage in additional issuances of securities. The Company plans to engage in additional offerings to sell equity or debt to additional investors in the future. Additionally, in the future, the Company may issue securities to its employees under its Equity Incentive Plan, to service providers as a form of payment, to lenders or to additional investors to raise capital. Investors may have the opportunity to increase their investment in the Company in a crowdfunding or other equity transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the objectives of the Company and the state of development of its operations at any given time.

The Company's right of first refusal could limit Investors' ability to resell Shares. Pursuant to the Subscription Agreement, prior to the Company's initial public offering, the Company will have a right to purchase all or any portion of the Shares that Investors may propose to transfer to a third party, at the same price and on the same terms and conditions as those offered to the prospective transferee. This right of first refusal could limit Investors' ability to resell their Shares at the maximum potential price available on the open market

The Shares do not have any voting rights. An Investor will hold a minority position in the Company and will have no voting rights in the Company, and thus will have no ability to control or influence the governance and operations of the Company. As holders of a majority interest of voting rights in the Company, the principal stockholders may make decisions with which the Investors disagree, or that negatively affect the value of the Investors' shares in the Company, and the Investors will have no recourse to change these decisions. The Investors' interests may conflict with those of the principal stockholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investors. For example, the principal stockholder(s) may change the terms of the Certificate of Incorporation or Bylaws of the Company, change the terms of the shares issued by the Company, change the management of the Company, and redeem or dilute minority shareholders. The principal stockholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to Investors but favorable to them. The principal stockholder(s) may also vote to engage in new offerings and/or to register certain of the Company's shares in a way that is dilutive to or negatively affects the value of the Shares the Investors own. The principal stockholder(s) may also have access to more information than the Investors, leaving an Investor at a disadvantage with respect to any decisions regarding the Shares he or she owns. The exit of the principal stockholder(s) may affect the value of the Company and its viability. Based on the factors described above, an Investor could lose all or part of his, her or its investment in the Shares in this offering, and may never see positive returns.

The Company may not be able to keep pace with changes in technology or provide timely enhancements to its products and services. The market for the Company's products and services is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements, and changing industry standards. The Company's success depends on its ability to enhance current products and services and introduce new products and services in order to keep pace with products offered by competitors, enhance capabilities and increase the performance of its internal systems, and adapt to technological advancements and changing industry standards. If the Company's systems become outdated, it may be at a disadvantage. There can be no assurance that the Company's efforts to update and integrate systems will be successful. If the Company does not integrate and update its systems in a timely manner, there could be a material adverse effect to the Company's business and results of operations.

The Company's financial statements have not been audited by an independent accountant. Although Company management prepared its financial statements in accordance with accounting principles generally accepted in the United States of America, and the Company's accountant, Jason M. Tyra, CPA, PLLC reviewed the 2018 / 2019 financial statements in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants, such review was limited in scope to assurance that there are no material modifications that should be made to the financial statements. The review conducted by the Company's accountant had a substantially more limited scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Therefore, the Company cannot make any assurances regarding its financial statements as a whole, or the possible conclusions of an audit by an independent accountant.

The Company is not yet profitable, and investors may lose part or all of their investments. The Company may require one or more additional fundraising rounds, depending on how much funding the Company raises in this Offering. If the Company does not raise additional funds, the Company may not be able to continue its operations.

The Company has a non-interest-bearing note payable to Galaxy, a party related by common majority ownership and common management. The loan balance for this note was $1,663,740 as of December 31, 2019. Galaxy continues to loan money to the Company to support its operations. Though the Company is not required to repay the loan until the Company becomes profitable, this could limit the ability of the Company to incur debt needed to fund its operations and may impair the Company's ability to raise capital. Additionally, the Company relies on technologies provided by Galaxy free of charge. There is risk that the Company may not be able to secure such technologies if the ownership of Galaxy undergoes material changes or Galaxy otherwise becomes unable or unwilling to provide such technologies to the Company.

Advertising revenue may be lower than anticipated. The Company anticipates that it will receive fixed monthly amounts from some advertisers and will participate in advertisers' affiliate programs where the Company receives fees based on a percentage of the advertisers' sales of products and services to clients. While the Company anticipates that its fixed rates will be competitive and the average amount of fees received from affiliate programs will equal the fixed fees, the concept of advertising on a business application is relatively new and untested. Advertisers may not achieve sufficient results working with the Company to continue advertising long-term. If advertisers do not generate sufficient business from the Company's clients, they may not continue to pay for advertising. The Company may not be able to sufficiently replace lost advertisers, and thus, may not receive anticipated levels of advertising revenue.

The costs to acquire advertisers may be higher than anticipated. The Company anticipates having certain costs related to paying sales staff and marketing its products to advertisers. If the costs of acquiring new advertisers is greater than anticipated, it will greatly affect profitability.

The rate of acquiring new advertisers may be slower than anticipated. The Company believes that its ability to become profitable will be dependent on generating advertising revenue sufficient to exceed costs of operation and growing its client base to such numbers as to be attractive to advertisers and justify the level of fees required from the advertisers. Even if the client base grows rapidly, the concept of selling advertising to appear within a business application is relatively new and untested

The rate and acceleration of client acquisition may be slower than anticipated. The Company receives some revenue from its client base, and if client growth is slower than anticipated, revenue growth will be slower than anticipated. Further, the Company's business model relies largely on advertising for future revenue. The larger the Company's client base, the more attractive the Company expects to be to advertisers. A slow client growth rate will significantly affect advertising revenue.

The cost of acquiring new clients may be higher than anticipated. The Company has acquired new clients through web searches, "Google Adwords," referrals from current clients, referrals from accountants, insurance agencies and other third parties, and other promotional methods. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

The payroll processing industry is competitive. The Company is focused on servicing small-sized businesses based on the growth potential that we believe exists in that market. We estimate that there are 25+ million addressable businesses in geographic markets that we serve. The market for payroll services is highly competitive and fragmented. Our competitors include national, international, regional, local and online service providers. In addition to traditional payroll processing service providers, we compete with in-house payroll systems, and we find that we are often the first payroll service company that a small business uses. Competition in the payroll processing industry is primarily based on service responsiveness, product quality and reputation, including ease of use and accessibility of technology, breadth of service and product offerings, and price. We believe that we are competitive in those areas and that our ease of use and price distinguish us from our competitors.

Our business model is unproven. Our business model, which includes providing a free or low-cost payroll service and create revenue by selling ad space in our software program is unproved by us and unproven in our industry. There can be no assurance that we will be able to obtain any new paying clients or advertisement partners or if we do obtain new clients and advertisement partners, there is no assurance that we will obtain enough to become profitable. Therefore, investors must recognize that, notwithstanding the Company's objective to become profitable, the Company may be unable to preserve the investors' capital. Investors therefore must recognize that the risk of loss may be greater, in the case of an investment in the Company, than would be presented by alternative investment opportunities.

The per share purchase price of the Shares has was not determined through an arms' length negotiation and no third-party has been engaged to determine the fair market value of the Shares. The Company established the price per Share based on its own analysis of the valuations of other companies engaged in similar lines of business. The purchase price per Share in this Offering has not been the subject of arms' length negotiations and the Company has not retained any third party to perform an analysis of the fair market value of the Company or the Shares. To determine a valuation for the Company, we calculated the value per client for several other payroll service companies (valuation divided by number of clients). For ADP, the largest payroll company, that value is $90,000 per client.(1) For Paychex, the value per client is $40,000.(2) For Gusto, which is not yet publicly traded, the value (set by the latest venture capital investments, now totaling over $500 M) is $38,000 per client.(4) We believe that this valuation method is reasonable but we have not retained any third-party expert to review or validate it.

(1) ADP Market Cap as of March 5, 2030 was $69.37 Billion, with 775,500 clients reported in the 2019 Annual Report. (2) Paychex Market Cap as of August 1, 2019 was $28.43 Billion, with 670,000 clients reported in the 2019 Annual Report. (3) Gusto recently received an additional Venture Capital investment of $200 Million, bringing the total VC investment to $510 Million, and a valuation of $3.8 Billion, according to Finovate. Gusto indicates on its website that it serves 100,000 clients

Management has performed an analysis of our ability to continue as a going concern. Based on their assessment, management has raised concerns about our ability to continue as a going concern. We have raised $113,471 in net proceeds from our crowd-funded debt financing and $95,460 in net proceeds from our private-placement equity financing and have borrowed $1,663,740 from a Galaxy Hosted Software LLC ("Galaxy"), a party related by common majority ownership and common management since the inception of the Company. Our ability to continue as a going concern will depend on our ability to obtain additional financing. Additional capital or debt financing may not be available on reasonable terms, or at all. If adequate financing is not available, we would be required to terminate or significantly curtail our operations.

The Shares have not be recommended or approved by any federal or state securities commission or regulatory authority. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Neither the U.S. Securities and Exchange Commission nor any state securities commission has passed upon the merits of any securities offered or the terms of the offering, nor have they passed upon the accuracy or completeness of any offering document or literature. The Shares are being offered under exemptions from U.S. federal registration and state registration; however, neither the U.S. Securities and Exchange Commission nor any state securities commission has not made an independent determination that these Shares are exempt from registration.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the

Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Payroll4Free.com, Inc.
- Delaware Corporation

- Organized January 2019
- 10 employees

23297 Commerce Park
Beachwood OH 44122

http://www.payroll4free.com

Business Description

Refer to the Payroll4Free.com Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Payroll4Free.com Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Annual Report Filing

All prior Investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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